HERNÁNDEZ GÓMEZ ABOGADOS, S.C.
CORREDURÍA PÚBLICA NÚMERO 9
DEL ESTADO DE JALISCO

FERNANDO HERNÁNDEZ GÓMEZ

ALEJANDRO AGUILAR GARIBAY
ARTURO ESPINOZA GARCÍA DE ALBA
ALEJANDRO RODAS PORTUGAL
CRISTINA IRENE LASSO CERVANTES


CONSULEGIS
MEMBER OF CONSULEGIS, AN INTERNATIONAL ASSOCIATION OF LAW FIRMS.

RECEIVED
2005 MAR 10 A 10: 15
OFFICE OF INTERNATIONAL CORPORATE FINANCE


05006534

MAR BÁLTICO NO. 2237, 4° PISO
COLONIA COUNTRY CLUB
GUADALAJARA, JALISCO, MX 44637
TEL. (33) 3817-1731 FAX 3817-1732

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

SUPPL

RECEIVED
2005 MAR -8 PM 3: 25
OFFICE OF CHIEF COUNSEL CORPORATION FINANCE

March 9th, 2004.

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Filing Desk/
Office of International corporate Finance

Attn: Nina Mogiriazad

Re: Hilasal Mexicana, S.A. de C.V..- Information Furnished Pursuant to Rule 12g3-2(b) - **File 82-4743**

Dear Nina:

On behalf of Hilasal Mexicana, S.A. de C.V. (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed for filing is an English version of the Company's non consolidated financial statements of (i) the forth quarter report for 2004 (year ended December 31, 2004), which were filed before the Bolsa Mexicana de Valores (the Mexican Stock Exchange) pursuant to its rules governing listed companies y Mexico.

This information is being furnished with the understanding that such information will not be deemed "filed" with the Securities an Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (5233) 38171731 should you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it in the enclosed self-addressed envelope.

Sincerely,

Fernando Hernández, Esq.

dw 3/17

Forth Quarter Report for 2004.

By a second consecutive quarter, the results of the restructuring program implemented as of June 2004 has evidence better results for the company.
In this quarter gross profit margins show an increase as well as the net and operating profit margins, all of them with respect to the results of the fourth quarter of 2003.

In the domestic market, better market conditions and less volume reflect an increase on the margin.

The numbers of days of the accounts receivables of the company show the lowest levels.

The company is operating under strict levels to control the inventory.

A 7 year term loan agreement was entered into with GE Capital for the amount of USD $10,143,750.00. The funds will be used to cover short term debt and medium term debt to end the year with a 21.1% short term debt and 78.9% long term debt.

Result Balance 4T04 vs 4T03 (October-December)

The total sales decrease 18.7% in volume, 18.8% in UScy Dollars and 22.0% in Mexican pesos legal currency.

The export sales increase 27.2% in volume, 10.1% in UScy Dollars and 5.7% in Mexican pesos legal currency.

The operational profit is $1.8 million Mexican pesos legal currency and represents the 2.3% of the sales.

Total Financing Cost

The total financing cost was $4.4 millions Mexican pesos legal currency during 4T03 comparing to the $4.0 million pesos during 4T03. The variation reflects the results considering the type of change.

Other Financial Operations

The expenses for the unused installed capacity were considered in this item.

Net Profit

Due to the exchange rate, the semester ends with net profit of $5.9 millions Mexican pesos.

Last 12 months results 2004 vs 2003 (October-December)

The total amount of sales decreased 3.3% in volume, 6.5% in UScy Dollars and 5.7% in Mexican pesos.

The national sales decreased 31.0% in volume, 30.0% in UScy Dollars and 29.1% in Mexican pesos.

General Issues.

A factoring agreement was enterer into with GE Capital Factoring, S.A. de C.V. establishing a line for $27.4 million pesos.

The acquisition of the license rights from Dream Works Animation, LLC. for the movie Madagascar.


MEXICANA, S.A DE C.V.

Fourth Quarter Report 2004

Confidential

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** Quarter: **4** Year: **2004**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2004 AND 2003

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**TOTAL ASSETS**	**617,978**	100	**731,208**	100
2	**CURRENT ASSETS**	**223,324**	**36**	**308,189**	**42**
3	CASH AND SHORT-TERM INVESTMENTS	7,206	1	3,251	0
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	73,636	12	139,312	19
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	9,593	2	17,273	2
6	INVENTORIES	132,889	22	148,353	20
7	OTHER CURRENT ASSETS	0	0	0	0
8	**LONG-TERM**	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**387,477**	**63**	**418,984**	**57**
13	PROPERTY	164,739	27	163,771	22
14	MACHINERY AND INDUSTRIAL EQUIPMENT	607,083	98	563,736	77
15	OTHER EQUIPMENT	94,768	15	93,951	13
16	ACCUMULATED DEPRECIATION	490,270	79	415,723	57
17	CONSTRUCTION IN PROGRESS	11,157	2	13,249	2
18	**DEFERRED ASSETS (NET)**	**7,177**	**1**	**4,035**	**1**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**320,010**	100	**402,000**	100
21	**CURRENT LIABILITIES**	**79,833**	**25**	**150,281**	**37**
22	SUPPLIERS	15,536	5	40,100	10
23	BANK LOANS	46,795	15	82,675	21
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	9,805	3	16,490	4
26	OTHER CURRENT LIABILITIES	7,697	2	11,016	3
27	**LONG-TERM LIABILITIES**	**174,762**	**55**	**174,984**	**44**
28	BANK LOANS	174,762	55	174,984	44
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**64,855**	**20**	**75,376**	**19**
32	**OTHER LIABILITIES**	**560**	**0**	**1,359**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**297,968**	100	**329,208**	100
36	**CONTRIBUTED CAPITAL**	**223,589**	**75**	**223,589**	**68**
37	PAID-IN CAPITAL STOCK (NOMINAL)	48,417	16	48,417	15
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	129,367	43	129,367	39
39	PREMIUM ON SALES OF SHARES	45,805	15	45,805	14
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**74,379**	**25**	**105,619**	**32**
42	RETAINED EARNINGS AND CAPITAL RESERVE	233,014	78	239,592	73
43	REPURCHASE FUND OF SHARES	7,982	3	7,940	2
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(174,132)	(58)	(142,611)	(43)
45	NET INCOME FOR THE YEAR	7,515	3	698	0

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **4** YEAR: **2004**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATEDFINANCIAL STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**7,206**	**100**	**3,251**	**100**
46	CASH	7,147	99	3,139	97
47	SHORT-TERM INVESTMENTS	59	1	112	3
18	**DEFERRED ASSETS (NET)**	**7,177**	**100**	**4,035**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	7,177	100	4,035	100
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**79,833**	**100**	**150,281**	**100**
52	FOREING CURRENCY LIABILITIES	52,560	66	105,108	70
53	MEXICAN PESOS LIABILITIES	27,273	34	45,173	30
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER		0		0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES		0		0
56	CURRENT MATURITIES OF BONDS		0		0
26	**OTHER CURRENT LIABILITIES**	**7,697**	**100**	**11,016**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	7,697	100	11,016	100
27	**LONG-TERM LIABILITIES**	**174,762**	**100**	**174,984**	**100**
59	FOREING CURRENCY LIABILITIES	169,035	97	174,984	100
60	MEXICAN PESOS LIABILITIES	5,727	3	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS		0		0
62	MEDIUM TERM NOTES		0		0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST		0		0
64	OTHER LOANS WITHOUT COST		0		0
31	**DEFERRED LOANS**	**64,855**	**100**	**75,376**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	64,855	100	75,376	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**560**	**100**	**1,359**	**100**
68	RESERVES	560	100	1,359	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(174,132)**	**100**	**(142,611)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(119,878)	(69)	(96,948)	(68)
71	INCOME FROM NON-MONETARY POSITION ASSETS	(54,254)	(31)	(45,663)	(32)

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **4** YEAR: **2004**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	143,491	157,908
73	PENSIONS FUND AND SENIORITY PREMIUMS	560	1,359
74	EXECUTIVES (*)	10	10
75	EMPLOYERS (*)	236	280
76	WORKERS (*)	403	697
77	CIRCULATION SHARES (*)	130,285,746	130,245,746
78	REPURCHASED SHARES (*)	9,154,254	9,194,254

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: 4 YEAR: **2004**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED **EARNING STATEMENT**

FROM JANUARY THE 1st TO DECEMBER 31 OF 2004 AND 2003

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**422,127**	**100**	**447,460**	**100**
2	COST OF SALES	327,707	78	342,523	77
3	**GROSS INCOME**	**94,420**	**22**	**104,937**	**23**
4	OPERATING EXPENSES	71,192	17	69,591	16
5	**OPERATING INCOME**	**23,228**	**6**	**35,346**	**8**
6	TOTAL FINANCING COST	4,083	1	22,265	5
7	**INCOME AFTER FINANCING COST**	**19,145**	**5**	**13,081**	**3**
8	OTHER FINANCIAL OPERATIONS	18,579	4	13,617	3
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**566**	**0**	**(536)**	**0**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(6,949)	(2)	(1,234)	0
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**7,515**	**2**	**698**	**0**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION**	**7,515**	**2**	**698**	**0**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**7,515**	**2**	**698**	**0**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**7,515**	**2**	**698**	**0**

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: YEAR: **2004**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final Printing

REF	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
R		Amount	%	Amount	%
1	**NET SALES**	**422,127**	100	**447,460**	100
21	DOMESTIC	224,225	53	316,454	71
22	FOREIGN	197,902	47	131,006	29
23	TRANSLATED INTO DOLLARS (***)	16,986	4	11,269	3
6	**TOTAL FINANCING COST**	**4,083**	100	**22,265**	100
24	INTEREST PAID	10,794	264	8,817	40
25	EXCHANGE LOSSES	20,943	513	40,841	183
26	INTEREST EARNED	220	5	421	2
27	EXCHANGE PROFITS	18,680	458	20,860	94
28	GAIN DUE TO MONETARY POSITION	(8,754)	(214)	(6,112)	(27)
8	**OTHER FINANCIAL OPERATIONS**	**18,579**	100	**13,617**	100
29	OTHER NET EXPENSES (INCOME) NET	18,579	100	13,617	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**(6,949)**	100	**(1,234)**	100
32	INCOME TAX	0	0	0	0
33	DEFERED INCOME TAX	(9,420)	(136)	(1,234)	(100)
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	2,471	36	0	0

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **4** YEAR: **2004**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	454,675	497,721
37	NET INCOME OF THE YEAR	(25,448)	(21,701)
38	NET SALES (**)	422,127	447,460
39	OPERATION INCOME (**)	23,228	35,346
41	NET CONSOLIDATED INCOME (**)	7,515	698

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: YEAR: **2004**

HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT

FROM JANUARY THE 1st TO DECEMBER 31 OF 2004 AND 2003

(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**7,515**	**698**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	45,208	44,926
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**52,723**	**45,624**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	52,467	(13,740)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**105,190**	**31,884**
6	CASH FLOW FROM EXTERNAL FINANCING	(36,102)	(16,874)
7	CASH FLOW FROM INTERNAL FINANCING	(45,395)	805
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(81,497)**	**(16,069)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(19,738)**	**(15,817)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	3,955	(2)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	3,251	3,253
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	7,206	3,251

STOCK EXCHANGE CODE: **HILASAL** QUARTER: ¥EAR: **2004**
HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**45,208**	**44,926**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	54,760	50,718
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	(798)	320
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(8,754)	(6,112)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**52,467**	**(13,740)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	65,674	(11,840)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	15,464	(24,959)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	4,539	7,483
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(24,563)	11,960
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(8,647)	3,616
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(36,102)**	**(16,874)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(35,881)	23,934
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	(221)	(40,808)
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(45,395)**	**805**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(45,438)	762
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	43	43
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(19,738)**	**(15,817)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(17,644)	(28,205)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(2,094)	12,388
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **4** YEAR: **2004**

HILASAL MEXICANA S.A. DE C.V.

RATIOS
NON CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	1.78 %	0.16 %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	2.52 %	0.21 %
3	NET INCOME TO TOTAL ASSETS (**)	1.22 %	0.10 %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00 %	0.00 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	116.49 %	875.64 %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	0.68 times	0.61 times
7	NET SALES TO FIXED ASSETS (**)	1.09 times	1.07 times
8	INVENTORIES ROTATION (**)	2.47 times	2.31 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	days 55	days 98
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	4.87 %	3.42 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	51.78 %	54.98 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	times 1.07	times 1.22
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	69.25 %	69.67 %
14	LONG-TERM LIABILITIES TO FIXED ASSETS	45.10 %	41.76 %
15	OPERATING INCOME TO INTEREST PAID	2.15 times	4.01 times
16	NET SALES TO TOTAL LIABILITIES (**)	1.32 times	1.11 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	times 2.80	times 2.05
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.13 times	1.06 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.70 times	0.77 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	9.03 %	2.16 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	12.49 %	10.20 %
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	12.43 %	(3.07) %
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	9.75 times	3.62 times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	44.30 %	105.01 %
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	55.70 %	(5.01) %
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	89.39 %	178.32 %

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **4** YEAR: **2004**

HILASAL MEXICANA S.A. DE C.V.

DATA PER SHARE
NON CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.06	$ 0.01
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.00	$ 0.00
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 2.29	$ 2.53
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.45 times	0.2[illegible] times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	17.68 times	172.61 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

Reporte al Cuarto Trimestre del 2004

Comentarios del Trimestre
Valores en término de dólares

Por segundo trimestre consecutivo, los resultados del programa de reestructuración implementado a partir de junio del 2004 tienden a mejorar la operación y rentabilidad de la empresa. En este trimestre se presentan incrementos en los márgenes de utilidad bruta, operativa y neta respecto al mismo trimestre del año anterior.
El mercado nacional, con mejores condiciones de venta y menor volumen, mejora su contribución marginal.
Se mantiene un estricto control en los niveles de producción optimizando los inventarios.
El Indicador en días de cartera presenta el nivel históricamente más bajo.
Se celebró contrato de crédito con GE Capital a 7 años. Estos recursos se utilizaron para sustituir pasivos de corto y mediano plazo permitiendo terminar al cierre del trimestre con una relación de deuda del 21.1% a corto y 78.9% a largo plazo.
En el trimestre se disminuye la deuda en 2.6% ubicándola en su nivel más bajo desde Junio de 1999. En el año la reducción ha sido del 9.4%.

Estado de Resultados 4T03 vs 4T04 (octubre - diciembre)

Las ventas totales disminuyeron 18.7% en volumen, 18.8% en dólares y 22.0% en pesos.

La disminución en las ventas del trimestre se explica por la venta nacional, que disminuyó 47.3% en volumen, 34.1% en dólares y 36.7% en pesos, debido a la eliminación de líneas de alto volumen y bajo margen.

La venta de exportación se incrementó 27.2% en volumen, 10.1% en dólares y 5.7% en pesos.

El margen bruto pasó del 19.4% al 24.1%, por mejores condiciones de venta.

Los gastos de operación pasaron del 18.2% al 21.9% con respecto a ventas por menor nivel de facturación, en términos absolutos disminuyeron 6.7%, sobresaliendo la reducción del 17.1% en términos reales de los gastos de administración.

La utilidad operativa fue de $1.8 millones de pesos y representó el 2.3% de la venta en comparación del 1.2% del 4T2003.

La UAFIDA se ubicó en 19.7% sobre ventas, comparado contra el 14.7% en el 4T03.

Costo Integral de Financiamiento

El costo integral de financiamiento fue de $4.4 millones de pesos durante el 4T03 en comparación a ($4.0) millones de pesos en el 4T04. La variación

refleja los resultados por tipo de cambio.

Los intereses pagados aumentaron 39.9% en dólares o 33.9% en pesos por incremento de 1.38 puntos porcentuales en la tasa. Los intereses netos con respecto a ventas pasaron del 2.0% en el 4T03 al 3.7% en este trimestre. La tasa anual promedio de préstamos fue 4.19% en dólares.

La cobertura UAFIDA a intereses pagados fue de 5.3 veces.

La paridad cambiaria al 4T03 resultó en $4.9 millones contra ($4.0) millones de pesos al 4T04.

El Repomo al 4T03 fue de ($2.5) millones de pesos comparado con ($2.9) millones de pesos al 4T04.

Otras Operaciones Financieras

En este rubro se registraron los gastos de capacidad instalada no considerada en el costo estándar.

Impuestos, PTU y D-4

Se reconoció en el impuesto diferido el efecto favorable por la disminución de tasa de ISR efectiva para 2005 en adelante. Se registró la provisión de PTU diferida.

Utilidad Neta

Por el efecto de impuestos diferidos, así como mejoras en márgenes bruto y operativo, la utilidad neta se ubicó en $5.9 millones de pesos y significó el 7.6% de la venta, en comparación de ($3.9) millones del 4T2003.

Resultados Últimos Doce Meses 2004 vs 2003 (enero-diciembre)

Las ventas totales disminuyeron 3.3% en volumen, 6.5% en dólares y 5.7% en pesos.

Las ventas nacionales disminuyeron 31.0% en volumen, 30.0% en dólares y 29.1% en pesos.

Las exportaciones aumentaron 65.2% en volumen, 50.7% en dólares y 51.1% en pesos.

El margen bruto disminuyó al pasar del 23.5% al 22.4%, por el aumento en el precio del algodón y la mezcla de ventas de exportación con menor margen.

Los gastos de operación pasan del 15.7% al 16.8% sobre ventas. Los gastos de venta pasan de 7.4% a 8.6% de los ingresos. Los gastos de administración disminuyen 4.9% en términos reales y mantienen su indicador en 8.2% sobre

ventas.

El margen de operación pasó del 7.9% al 5.5%.

La UAFIDA representó el 18.5% con respecto a ventas, en comparación del 19.2% del 2003.

Costo Integral de Financiamiento

El costo integral de financiamiento disminuyó, ya que a diciembre del 2003 representó $22.2 millones pesos en comparación de $4.0 millones de pesos a diciembre del 2004.

Los intereses pagados se incrementan 22.4% al pasar de $8.8 a $10.7 millones de pesos. En término de dólares aumentan de $760 mil a $928 mil. Los intereses netos en su relación a ventas pasan de 1.8% en el 2003 a 2.5% en el 2004.

La paridad cambiaria pasó de $19.9 millones a $2.2 millones de pesos.

El Repomo a diciembre del 2003 fue de $(6.1) millones de pesos, comparado con $(8.7) millones de pesos a diciembre del 2004.

Otras Operaciones Financieras

Este rubro refleja principalmente gastos por capacidad instalada no utilizada no incluidos en el costo estándar e indemnizaciones extraordinarias de personal.

Impuestos, PTU y Partidas Extraordinarias

No se generó base para ISR y PTU. Se reconoce en el impuesto diferido el efecto favorable por la disminución de tasa de ISR efectiva para 2005 en adelante. Se registra la provisión de PTU diferida.

Utilidad Neta

Se registra utilidad neta por $7.5 millones de pesos que representa el 1.8% de la venta en comparación de $698 mil pesos del 2003.

Balance al 31 de diciembre 2003 vs 31 de diciembre 2004.

De diciembre del 2003 a diciembre del 2004 el peso se apreció 0.16% con respecto al dólar y la inflación fue del 5.19%. Estos efectos generan variación al comparar las cifras en término de pesos y dólares.

Los activos totales disminuyeron 15.5% en pesos y 11.0% en dólares, en especial por la implementación de políticas de reestructura. La cartera disminuyó 47.1% en pesos y 44.3% en dólares y su indicador global de

DIRECTOR REPORT (1)

ANNEX 1

NON CONSOLIDATED
Final Printing

recuperación pasa de 97 a 55 días. Los inventarios disminuyeron 10.4% en pesos y 5.6% en dólares. El activo fijo disminuyó 7.5% en pesos y 2.6% en dólares.

El pasivo total disminuyó 20.4% en pesos y 16.1% en dólares. La deuda con costo se reduce 9.4% para ubicarse en US $19.7 millones, siendo este el nivel más bajo desde Junio de 1999. Su composición es 21.1% a corto plazo y 78.9% a largo plazo.

El capital contable pasó de $329.2 a $297.9 millones. La cuenta de resultados de ejercicios anteriores disminuye 2.7% por los ajustes realizados a la cartera por el plan de reestructura del segundo trimestre. La cuenta de insuficiencia en la actualización de capital se incrementó $31.5 millones de pesos. Se registra una utilidad neta por el ejercicio 2004 de $7.5 millones de pesos.

Asuntos Generales

El 6 de diciembre se celebró un contrato de crédito por $10,143,750.00 dólares (diez millones ciento cuarenta y tres mil setecientos cincuenta dólares) de los Estados Unidos de Norteamérica con la institución financiera G.E. Capital CEF México S. de R. L. de C.V. a un plazo de siete años. Estos recursos se utilizaron para sustituir pasivos de corto y mediano plazo, quedando la relación de deuda de corto plazo en 21.1% y la de largo plazo en 78.9%.

En esa misma fecha, se celebró contrato con GE Capital Factoring S.A. de C.V. para el establecimiento de una línea de factoraje sin recursos hasta por un monto de $27.4 millones de pesos o su equivalente en dólares a un plazo de 4 años, la que no se ha utilizado.

Durante el trimestre se realizó la contratación de la licencia para la película Madagascar con Dream Works Animation LLC.

El índice de bursatilidad de la empresa pasó de la posición 84 al cierre del tercer trimestre del 2004 a la posición 91 a diciembre del 2004.

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

NON CONSOLIDATED
Final Printing

NOTA 1 PRINCIPALES POLÍTICAS CONTABLES Y FINANCIERAS

1.1 Bases para la determinación de las cifras

Los estados financieros que se acompañan, fueron formulados sobre la base de las disposiciones del Boletín B-10 y sus cinco documentos, emitidos por el Instituto Mexicano de Contadores Públicos A.C., en consecuencia sus cifras están expresadas en pesos del mismo poder adquisitivo de la fecha de cierre del trimestre que nos ocupa. La actualización de las cifras se desarrolló bajo los métodos de costos específicos y el de ajuste en el nivel general de precios, aplicando los índices nacionales de precios al consumidor proporcionados por el Banco de México.

Los efectos inflacionarios incorporados están en los siguientes rubros:

- Inventarios y costo de ventas
- Inmuebles, maquinaria y equipo (netos)
- Capital contable
- Exceso o insuficiencia en la actualización del capital
- Resultado por posición monetaria

1.1.1 Valuación de inversiones temporales

Están valuadas al costo de adquisición mas sus rendimientos (valor de mercado) y corresponden a inversiones a corto plazo.

1.1.2 Valuación de derechos y obligaciones en moneda extranjera

Las operaciones realizadas en moneda extranjera se registran en moneda nacional a los tipos de cambio vigente al cierre de cada periodo. Forman parte del costo integral de financiamiento, las diferencias en el tipo de cambio entre las fechas de realización y las de valuación al cierre.

1.1.3 Valuación de inventarios

Los inventarios de materia prima y producto terminado se valuaron al costo promedio de adquisición y al costo promedio de producción, respectivamente, siendo estos similares a los valores de reposición al reconocer el efecto de la paridad cambiaria de la moneda a la fecha de cierre, por aquellos productos cuya cotización en el mercado es en dólares americanos o convertibles a dicha moneda.

El costo de ventas es determinado por el sistema de costeo absorbente sobre la base de costos históricos, actualizados al valor de reposición.

1.1.4 Valuación de inmuebles, Maquinaria y Equipo.

Son registrados a su costo de adquisición y se actualizan a su valor neto de reposición mediante avalúo practicado por perito independiente.

1.1.5 Determinación de la Depreciación

Es calculada bajo el método de línea recta en función de la vida útil determinada por los valuadores y traducida a dólares americanos al inicio del ejercicio para reconocer en resultados las variaciones en el tipo de cambio, esto es para efectos financieros. Para efectos fiscales se utilizan tasas de la Ley del Impuesto sobre la Renta.

NOTA 2 INMUEBLES, PLANTA Y EQUIPO

En el trimestre de referencia, los inmuebles, planta y equipo fueron actualizados en sus valores con base al avalúo practicado por la firma Especialistas en Valuación y Asesoría Industrial SC (APASA) registrado en la Comisión Nacional Bancaria y de Valores bajo él numero 116-85-009 y en la Asociación Mexicana de Valuadores de Empresas con el registro No. 004 Informe No. 022

- Valor de reposición nuevo

El valor de reposición esta determinado en base al costo de adquisición en la divisa de origen, predominantemente dólares americanos traducidos al tipo de cambio vigente a la fecha de practicado el avalúo. Son determinantes las unidades de producción de equipos nuevos similares y los cambios tecnológicos y país de origen que en conjunto conforman el conocimiento actualizado del valor real de los bienes.

- Valor neto de reposición

El valor neto de reposición proviene de restarle al Valor de Reposición Nuevo la depreciación acumulada para cada bien

- Vida consumida

Los años de uso son determinados por el valuador descontando a la fecha en que se practica el avalúo, la fecha de adquisición

- Vida útil remanente

La vida útil de nuestros equipos esta basada en los datos técnicos del fabricante e información sobresaliente de los adelantos tecnológicos y manejo adecuado de su mantenimiento, sin perder de vista su similitud con la vida útil para las tasas establecidas fiscalmente. Todo ello conduce a la determinación de los años de uso, la depreciación anual y acumulada y la vida útil remanente.

El avalúo ha sido practicado en cumplimiento a la circular 11-10 relativa a la revelación de los efectos de la inflación en la información financiera de las empresas

NOTA 3 CRÉDITOS BURSÁTILES

NO APLICA

NOTA 4 PASIVO CONTINGENTE

Laboral.- En caso de despido injustificado de sus trabajadores la empresa deberá pagar compensaciones acumuladas basadas en su antigüedad

NOTA 5 CAPITAL CONTABLE

5.1 El capital contable al 31 de Diciembre de 2004 se integra como sigue:

Capital social.- representado por acciones sin expresión de valor nominal

Acciones serie A	$ 48,417	
Actualización	$ 129,366	
Prima en colocación acciones		$ 45,804
Resultados acumulados	$ 233,015	
Reserva para recompra de acciones		$ 7,983
Exceso o insuficiencia		$ (-174,132)
Resultado del ejercicio		$ 7,515
TOTAL CAPITAL CONTABLE	$ 297,968	

NOTA 6 RESERVA PARA RECOMPRA DE ACCIONES

Al 31 de Diciembre de 2004 el monto autorizado es de $ 26,750 de los cuales se han utilizado a esa fecha $ 18,768

El saldo al 31 de Diciembre de 2004 asciende a $ 7,982

NOTA 7 COSTO INTEGRAL DE FINANCIAMIENTO

Intereses a cargo	$ 10,794	
Intereses a favor	$ (220)	
Intereses netos	$ 10,574	
Efecto por paridad cambiaría		$ 2,263
Resultado por posición monetaria		$ (8,754)
TOTAL COSTO	$ 4,083	

NOTA 8 PARTIDAS EXTRAORDINARIAS

NOTA 9 RESULTADOS NETOS MENSUALES

Mes	Resultado neto neto mes	Índice Inicio	Resultado Acumulado Cierre
Dic. 94	1,923	28.605	102.904
Dic. 95	4,126	43.471	
Dic. 96	32,728	55.514	
Dic. 97	44,008	64.2420	
Dic. 98	56,867	76.195	
Dic. 99	66,053	85.581	
Dic.00	49,670	93.248	
Dic.01	29,335	97.354	
Dic.02	13,993	102.9040	
Dic.03	664	106.9960	
Enero-04	3,810	107.6610	
Febr-04	-4,447	108.3050	
Marzo 04	891	108.6720	
Abril 04	-3788	108.8360	
Mayo 04	221	108.5630	
Junio 04	260	108.7370	
Julio 04	6,895	109.0220	
Agosto 04	-2,984	109.6950	
Sept. 04	662	110.6020	
Oct 04	-2,024	111.3680	
Nov 04	2,032	112.3180	
Dic 04	5,987	112.5500	

NOTA 10 INFORMACION POR SEGMENTOS

Las ventas de la compañía durante el 4to trimestre del ejercicio 2004,se realizaron en un 53 % al mercado nacional y en un 47 % al mercado de exportación. Adicionalmente el 100 % de sus ventas de exportación fueron a Estados Unidos de Norteamérica.
Durante el ejercicio 2004 el 53% de las ventas se realizaron en el mercado nacional y en un 47% al mercado de exportación específicamente a los Estados Unidos de Norteamérica.

NOTA 11

Con apego al Boletín C-3 de Cuentas por Cobrar de PCGA, se adecua la Política que actualiza la Reserva de Incobrabilidad. Con ello, se realizarán aplicaciones a resultados en forma proporcional a los días vencidos. Esta política sustituye el criterio anterior de aplicar un porcentaje sobre el saldo de la cartera.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: **4** YEAR: **2004**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

NON CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERS (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITI COST	PRESENT VALUE (3)
ASSOCIATEDS					
1 OTRAS ASOCIADAS (4)		1	0.00	0	0
(No. DE ASOC.:)		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**0**

NOTES

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2004**

Final Printing
NON CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
BBVA	10/09/2005	3.40	0	0	0	21,089	0	0	0	0	0	0	0	0	0	0
WITH WARRANTY																
BBVA	17/05/2007	10.95	3,818	5,727	0	0	0	0	0	0	0	0	0	0	0	0
GE CAPITAL	01/01/2012	4.95	0	0	0	0	0	0	0	0	0	6,608	9,169	9,632	10,117	60,089
GE CAPITAL	01/01/2012	5.08	0	0	0	0	0	0	0	0	0	1,047	1,452	1,525	1,602	9,517
GE CAPITAL	01/01/2012	5.00	0	0	0	0	0	0	0	0	0	210	292	306	322	1,911
OTHER FINANCIAL ENTITIES																
BANCOMER	12/06/2006	4.55	0	0	0	0	0	0	0	0	0	14,023	7,011	0	0	0
BANCOMEXT	17/03/2007	3.15	0	0	0	0	0	11,218	0	0	0	0	0	0	0	0
BANCOMEXT	17/03/2007	3.18	0	0	0	0	0	11,218	0	0	0	0	0	0	0	0
BANCOMEXT	17/03/2007	3.18	0	0	0	0	0	11,218	0	0	0	0	0	0	0	0
BANCOMEXT	17/03/2007	3.19	0	0	0	0	0	11,218	0	0	0	0	0	0	0	0
BANCOMEXT	17/03/2007	3.19	0	0	0	0	0	11,218	0	0	0	0	0	0	0	0
TOTAL BANKS			**3,818**	**5,727**	**0**	**21,089**	**0**	**56,090**	**0**	**0**	**0**	**21,888**	**17,924**	**11,463**	**12,041**	**71,517**
PROVEEDORES																
VARIOS			9,146	0	0	461	0	0	0	0	0	5,929	0	0	0	0
TOTAL SUPPLIERS			**9,146**	**0**	**0**	**461**	**0**	**0**	**0**	**0**	**0**	**5,929**	**0**	**0**	**0**	**0**
VARIOS			4,504	0	0	17	0	0	0	0	0	3,176	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**4,504**	**0**	**0**	**17**	**0**	**0**	**0**	**0**	**0**	**3,176**	**0**	**0**	**0**	**0**

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2004**

Final Printing
NON CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
			17,468	5,727	0	21,567	0	56,090	0	0	0	30,993	17,924	11,463	12,041	71,517

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **4** YEAR: **2004**

HILASAL MEXICANA S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

NON CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL					
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL					
NET BALANCE					
FOREING MONETARY POSITION					
TOTAL ASSETS	**3,166**	**35,519**	**0**	**2**	**35,521**
LIABILITIES POSITION	**19,102**	**214,290**	**6**	**64**	**214,354**
SHORT TERM LIABILITIES POSITION	3,524	39,528	6	64	39,592
LONG TERM LIABILITIES POSITION	15,578	174,762	0	0	174,762
NET BALANCE	**(15,936)**	**(178,771)**	**(6)**	**(62)**	**(178,833)**

NOTES

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: **4** YEAR: **2004**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

NON CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	155,783,965	309,214,372	153,430,407	0.62	994
FEBRUARY	161,845,818	315,281,054	153,435,236	0.63	1,004
MARCH	142,947,929	325,382,054	182,434,124	0.29	548
APRIL	155,635,645	329,922,138	174,286,492	0.15	270
MAY	151,330,647	335,728,781	184,398,134	0.25	(480)
JUNE	145,986,912	331,187,241	185,200,329	0.16	307
JULY	130,338,307	316,689,323	186,351,016	0.26	504
AUGUST	138,558,615	311,717,990	173,159,376	0.62	1,097
SEPTEMBER	115,017,490	296,291,547	181,274,057	0.83	1,525
OCTOBER	104,939,417	278,369,826	173,430,408	0.69	1,214
NOVEMBER	103,806,867	272,968,605	169,161,738	0.85	1,446
DECEMBER	108,257,137	264,968,222	156,711,085	0.21	325
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**8,754**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **4** YEAR: **2004**
HILASAL MEXICANA S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **NON CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
PLANTA EL SALTO	PLANTA INDUSTRIAL	650	52
OFICINA MEXICO	OFICINAS ADMINISTRATIVAS	0	0

NOTES

LA CAPACIDAD INSTALADA EN 4 TURNOS ES DE 740 TONELADAS MENSUALES DE LAS CUALES SE RESERVA EL 10% PARA SERVICIO. DURANTE EL CUARTO TRIMESTRE LA EMPRESA OPERO EN 3 TURNOS.

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A. DE C.V.

QUARTER: **4** YEAR: **2004**

MAIN RAW MATERIALS

ANNEX 10

NON CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
QUIMICOS	CIBA,DYSTAR			NO	15.00
MATERIALES	DIVERSOS			SI	3.00
		ALGODON	ECOM, CARGILL DUNAVANT	NO	45.00

NOTES

)CK EXCHANGE CODE: **HILASAL**
ASAL MEXICANA S.A. DE C.V.

QUARTER: **4** YEAR: **2004**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

NON CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
.AS	5,045	279,861 0 0 0 0	2,825 0 0 0 0	224,225	55.00	LICENCIAS PROPIAS, PRESTIGE,SAHARA ROYAL CROWN, ELITE, ELEGANCE HERITAGE,LEGEND	WAL MART, COMERCIAL MEXICAN GIGANTE, CASA LEY, CHEDRAUI, CONTROL, SAM´S CLUB, COPPEL
)TAL		279,861		224,225			

MEXICAN STOCK EXCHANGE

SIFIC / ICS

)CK EXCHANGE CODE: **HILASAL**
\SAL MEXICANA S.A. DE C.V.

QUARTER: **4** YEAR: **2004**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

NON CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
_AS		0 0 0 0	2,743 0 0 0	197,902	ESTADOS UNIDOS	HILASAL Y LAS DE NUESTROS CLIENTES	JC PENNEY,KOHL´S BARTH & DREYFUSS, MARMAXX, MUSCOGE SATURDAY KNIGHT
)TAL				197,902			

OTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: 4 YEAR: **2004**
HILASAL MEXICANA S.A. DE C.V.

NON CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A	0.34700	0	20,160,000	110,085,746	130,285,746	38,640,000	7,000	41,417
TOTAL			**20,160,000**	**110,085,746**	**130,285,746**	**38,640,000**	**7,000**	**41,417**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
130,285,746
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
A	9,154,254	1.22790	1.02000

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL**

HILASAL MEXICANA S.A. DE C.V.

QUARTER: **4** YEAR: **2004**

NON CONSOLIDATED

Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **0F JANUARY** TO **OF** **DECEMBER** **2004** AND **2003** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.



LIC. JORGE GARCIA FERNANDEZ
DIRECTOR EJECUTIVO DE FINANZAS



C.P. ALEJANDRO RODRIGUEZ RODRIGUEZ
GERENTE DE FINANZAS

EL SALTO, JAL, AT FEBRUARY 16 OF 2005

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

SIFIC / ICS

CLAVE DE COTIZACION: HILASAL

FECHA: 16/02/200 13:37

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: HILASAL MEXICANA S.A. DE C.V.
DO MICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO .
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO ,JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16 **AUTOMATICO:** X
E-MAIL: hilasal@hilasal.com
DIRECCION DE INTERNET: www.hilasal.com

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: HME800422NP7
DOMICILIO FISCAL: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO ,JAL

RESPONSABLE DE PAGO

NOMBRE: ING. ARMANDO GARCIA FERNANDEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO ,JAL
TELEFONO: (0133) 36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: armando@hilasal.com

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: PRESIDENTE DEL CONSEJO
NOMBRE: LIC PABLO GARCIA BARBACHANO
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO .
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: hilasal@hilasal.com

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE: LIC JORGE GARCIA FERNANDEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680

CLAVE DE COTIZACION: HILASAL **FECHA:** 16/02/200 13:37

CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: jorge@hilasal.com

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: GERENTE DE FINANZAS
NOMBRE: C.P. ALEJANDRO RODRIGUEZ RODRIGUEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO .
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: arodriguez@hilasal.com

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: GERENTE DE PROYECTOS
NOMBRE: ING. ARMANDO GARCIA FERNANDEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: armando@hilasal.com

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: VACANTE
NOMBRE: VACAN VACANTE V. V.
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: hilasal@hilasal.com

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: DIRECTOR EJECUTIVO DE VENTAS
NOMBRE: ING JOSE EDUARDO SOL LORENZANA
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: hilasal@hilasal.com

CLAVE DE COTIZACION: HILASAL **FECHA:** 16/02/200 13:37

PUESTO BMV: RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO: DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE: LIC JORGE GARCIA FERNANDEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: jorge@hilasal.com

PUESTO BMV: ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO: GERENTE DE FINANZAS
NOMBRE: C.P. ALEJANDRO RODRIGUEZ RODRIGUEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: arodriguez@hilasal.com

PUESTO BMV: ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO: DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE: LIC. JORGE GARCIA FERNANDEZ
DOMICILIO: KM 9.2 CARRETERA EL SALTO VIA EL VERDE
COLONIA: CORREDOR INDUSTRIAL EL SALTO
C. POSTAL: 45680
CIUDAD Y ESTADO: EL SALTO JAL
TELEFONO: (0133)36-68-19-00
FAX: (0133)36-68-19-16
E-MAIL: jorge@hilasal.com

FINANCIAL STATEMENT NOTES (1)

NON CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

STOCK EXCHANGE CODE: QUARTER: YEAR:
HILASAL MEXICANA S.A. DE C.V.

FINANCIAL STATEMENT NOTES (1)

NON CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.